SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2006

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: October 30, 2006

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD. ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2006 THIRD QUARTER RESULTS

     YOKNEAM, ISRAEL, October 30, 2006 - LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the third quarter ended September 30, 2006.

     For the three months ended September 30, 2006, LanOptics reported revenues of US$ 2,074,000 versus US$ 687,000 in the third quarter of 2005. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. LanOptics incurred an operating loss of US$ 1,991,000, versus an operating loss of US$ 2,404,000 in the third quarter of 2005. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products. The balance of the expenses were related primarily to EZchip's sales and marketing activities. Net loss for the third quarter was US$ 2,136,000, including stock based compensation expenses in the amount of US$ 171,000 which are being reported as of January 1st 2006 pursuant to SFAS 123R, a loss of US$ 0.18 per share, compared to a net loss of US$ 2,514,000 or US$ 0.22 per share for the same period last year.

     For the nine months ended September 30, 2006, LanOptics reported revenues of US$ 5,087,000, compared with US$ 4,563,000 for the same period last year. All of the revenues were attributable to LanOptics' subsidiary, EZchip Technologies. LanOptics incurred an operating loss for the nine months of US$ 6,905,000, versus an operating loss of US$ 8,297,000, which included a one-time in-process research and development write-off in the amount of US$ 1,475,000, in the same period last year. Net loss for the nine months was US$ 7,217,000, including stock based compensation expenses in the amount of US$ 396,000 which are being reported for the first time pursuant to SFAS 123R, or US$ 0.62 per share, compared to a year-earlier loss for the comparable period of US$ 8,311,000, or US$ 0.76 per share.

     "We are pleased with the progress made during the third quarter and the agreement with Marvell that was signed last week," said Eli Fruchter, President and CEO of EZchip Technologies. "The Marvell agreement is further validation for our network processors, whose adoption in the Carrier Ethernet space is gaining momentum. We are jointly developing an NPU chip with Marvell that utilizes both companies' technologies and offers interoperable solutions that enable joint Marvell-EZchip based system architectures. The partnership will open new opportunities for EZchip that would not otherwise exist and is expected to start generating meaningful revenues in 2008. The new NPU does not alter EZchip's plans for NP-2, NP-3 and NP-4.

                                   -- more --
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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

     "We have seen a meaningful and very positive change in the way our customers are adopting and implementing our NP-2 network processors. Our customers selected the NP-1 for optional services cards, mostly 1-2 per chassis, to deal with exception processing that the hard wired ASICs on the line cards could not handle. In contrast, the NP-2 replaces the ASICs on the line cards, with one to four NP-2 devices per line card and 10-12 line cards per chassis.

     "EZchip's NPUs have been adopted by leading tier-1 system vendors that use them on the line cards of their carrier Ethernet platforms. We now have close to 100 NP-1 and NP-2 design wins. One tier-1 vendor began production of several NP-2 designs during the third quarter and placed initial production orders during the quarter. We expect several more tier-1 designs to enter production in the coming quarters. NP-2 sales contributed significantly to the third quarter revenues; we anticipate that NP-2 revenues will continue growing during the fourth quarter, and will account for the majority of our sales in the very near future. Our future revenue ramp-up will continue to depend on the success of our customers' new products that incorporate our network processors and on market acceptance of these products."

ABOUT LANOPTICS

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing highly integrated 10-Gigabit and 5-Gigabit network processors. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

     For more information on EZchip, visit the web site at http://www.ezchip.com

     For more information on LanOptics, visit the web site at http://www.lanoptics.com

     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2006 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

                             -- Tables to Follow --
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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)

                                                     Three Months Ended           Nine Months Ended
                                                       September 30                 September 30
                                                        (UnAudited)                  (UnAudited)
                                                    2006           2005           2006           2005
                                                -----------    -----------    -----------    -----------
Revenues                                              2,074            687          5,087          4,563
Cost of Revenues                                        851            293          2,242          1,782
Amortization of Developed Technology                     86             86            257            205
                                                -----------    -----------    -----------    -----------
Gross Profit                                          1,137            308          2,588          2,576

Research & Development, Net                           2,093          1,815          6,370          6,584
In-process Research and Development Write-off            --             --             --          1,475
Selling, General & Administration                     1,035            897          3,123          2,814
                                                -----------    -----------    -----------    -----------
Operating Loss                                       (1,991)        (2,404)        (6,905)        (8,297)

Financial Expenses, net                                (145)          (110)          (324)          (220)
                                                -----------    -----------    -----------    -----------
Loss Before Minority Interest                        (2,136)        (2,514)        (7,229)        (8,517)
Minority Interest in Loss of Subsidiaries                --             --             12            206
                                                -----------    -----------    -----------    -----------
Net Loss                                             (2,136)        (2,514)        (7,217)        (8,311)
                                                ===========    ===========    ===========    ===========

Net Loss per Share                                    (0.18)         (0.22)         (0.62)         (0.76)

Weighted Average Number of Shares Used in
Computing Net Losses per Share                   11,650,021     11,633,771     11,644,723     10,995,327
                                                -----------    -----------    -----------    -----------

                                   -- more --

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[LANOPTICS LOGO]        LANOPTICS BUILDING
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                                  SEPTEMBER 30,   DECEMBER 31,
                                                       2006           2005
                                                     -------        -------
                                                   (UnAudited)     (Audited)

ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities        17,220         19,552
Trade Receivables, Net                                 1,958            931
Other Receivables                                        817            300
Inventories                                            2,767          2,098
                                                     -------        -------
Total Current Assets                                  22,762         22,881

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net            305            381
Severance Pay Fund                                     1,905          1,564
                                                     -------        -------
Total Long-Term Investments                            2,210          1,945

PROPERTY & EQUIPMENT, NET                                356            351

Developed Technology, Net                                604            861
Goodwill                                               4,833          4,833
                                                     -------        -------
TOTAL ASSETS                                          30,765         30,871
                                                     =======        =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                         1,149            338
Other Payables and Accrued Expenses                    2,539          1,916
                                                     -------        -------
Total Current Liabilities                              3,688          2,254

LONG TERM LIABILITIES:
Accrued Severance Pay                                  2,417          1,990
Long-Term Loan                                         3,275             --
Warrants to Redeemable Preferred Shares                  239            253
                                                     -------        -------
Total Long-Term Liabilities                            5,931          2,243

EMPLOYEES STOCK OPTIONS IN A SUBSIDIARY                  396             --

PREFERRED SHARES IN A SUBSIDIARY                      40,061         38,567

SHAREHOLDERS' DEFICIENCY:
Share Capital                                             75             75
Additional Paid-in Capital                            61,252         61,185
Accumulated Other Comprehensive Loss                      (4)           (36)
Accumulated Deficit                                  (80,634)       (73,417)
                                                     -------        -------
Total Shareholders' Deficiency                       (19,311)       (12,193)
                                                     -------        -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY        30,765         30,871
                                                     =======        =======